Exhibit 99.2

Oasmia Pharmaceutical AB develops, manufactures, markets and sells a new generation of drugs within human and veterinary oncology. Product development aims to produce novel formulations based on well-established cytostatics which, in comparison with current alternatives, display improved properties, a reduced side-effect profile and expanded therapeutic areas. Product development is based on in-house research within nanotechnology and company patents. The company share is listed on NASDAQ Stockholm, the NASDAQ Capital Market in the US and the Frankfurt Stock Exchange.

BUSINESS ACTIVITIES

In connection with the company’s registration application for Apealea, EMA (the European Medicines Agency) requested a supplementary analysis of existing data in a previously performed PK, pharmacokinetic, study. At the same time a clock-stop of 180 days was granted in the process. This clock-stop has been in force since September. Oasmia has processed the supplementary results for the authorities and is waiting to be included in EMA’s CHMP meeting for a decision in April. Preparations for submission to the U.S. Food and Drug Administration (FDA) are ongoing according to plan and the comments from EMA are being worked into the application. In April 2016, Paclical/Apealea reported that all endpoints of the phase III study on ovarian cancer had been achieved with positive results. This study serves as a basis for submissions to authorities.

During the quarter the first two shipments of Paclical were delivered to Oasmia’s partner in Russia, Hetero Group. Further deliveries will be made on a continuous basis in the time ahead. Under the agreement with Hetero Group, invoicing of the products is done in two stages. Upon delivery, a sum corresponding to the manufacturing costs is invoiced. Every 60th day profits are shared, whereby Oasmia receives 50% of sales revenues, minus distribution and manufacturing costs. The first sharing of profits will be reported in the coming quarter. Invoicing in respect of profit sharing will be for a sum that is considerably greater than the sum invoiced to cover costs.

For example: if manufacturing costs are 10, sales revenues 100 and distribution costs 2, Oasmia invoices 10 upon delivery and when profits are shared 50 % of 100 - 10 - 2, i.e. 44.

Hetero has initiated a long-term and methodical strategy to sell Paclical. Furthermore, in consultation with Oasmia, Hetero plans to initiate a clinical phase III study in patients with first and second line breast cancer treatment. This study is expected to start in the first half of 2018. The aim is to greatly broaden both the indications and the penetration of the product.

Hetero will be able to begin sales of Doxophos, which received approval from the Russian authorities in the previous quarter, when they have obtained an official price from the authorities. In parallel, work is ongoing to ensure supply of the product. Hetero has greatly strengthened its sales force in the field of oncology and Oasmia has trained this sales force in situ. Oasmia has a subsidiary in Moscow so as to have a strong direct presence as well as the ability to work directly with the authorities and give optimal support to Hetero.

Oasmia received market approval for Paclical in Kazakhstan during the quarter. The market in Kazakhstan is similar to the Russian market and procurement processes occur annually or semi-annually. Price negotiations are ongoing with the authorities.

The assets in the veterinary medicine area will shortly be transferred to the company’s wholly-owned subsidiary in the US called AdvaVet Inc. The aim is for AdvaVet to be financed separately and Oasmia has thus hired financial advisors with a view to listing AdvaVet on the NASDAQ in New York. The company will submit the listing prospectus to the Securities and Exchange Commission, SEC, which is the authority that supervises the trading of securities. It is the US that is the principal market for the type of treatments that Paccal Vet and Doxophos Vet are designed for and the time until approval is also considerably shorter there compared with Europe, for example. This is due to the fact that so-called conditional approval can be obtained if the products are unique and for indications where few or no other approved products exist. Both Paccal Vet and Doxophos Vet have MUMS status, which allows this shorter approval process.

 Oasmia Pharmaceutical AB (publ) – Interim report May 2017 – January 2018

2 (18)

PRODUCT DEVELOPMENT

HUMAN HEALTH

Paclical / Apealea

Paclical is a patented formulation of paclitaxel in combination with Oasmia’s patented XR17 technology. Paclical has received orphan drug designation (see below) in the EU and the US for the indication ovarian cancer.

Oasmia has performed a phase III study with Paclical for the treatment of ovarian cancer, an indication with slightly less than 250,000 new annual cases globally. The final phase III study report, which was completed during the third calendar quarter of 2015, was included as part of the marketing authorization application for the EU that was submitted to EMA in February 2016. In April 2016, the company presented primary positive overall survival data (OS data) from the study. This data will form the basis of the application to the FDA in the US for market approval and has also been added to the European application.

The product is called Paclical in Russia but Apealea in Europe. Paclical is approved for the treatment of ovarian cancer in Russia and Kazakhstan.

Doxophos

Doxophos is a patented formulation of the cytostatic doxorubicin in combination with XR17. Doxorubicin is one of the most effective and widely used substances for the treatment of cancer. The company has received market approval for Doxophos in Russia as a hybrid pharmaceutical (improved generic pharmaceutical). Approval was received for many forms of cancer, amongst other things cancer of the blood, the skeleton, the breast, the prostate and the lungs.

Docecal

Docecal is a patented formulation of the cytostatic docetaxel in combination with XR17. A clinical pharmacokinetic crossover study and a randomized clinical study, both in comparison with Taxotere for the indication of metastatic breast cancer, are ongoing. Both studies were started in 2016 and the last of a total of 228 patients at 17 clinics in 5 countries has now completed treatment. The results of the randomized study will form the basis of the application for market registration in Russia as a first market and the two studies will form the basis of discussion with other authorities such as EMA for Europe and the FDA for the US.

XR17

XR17 is Oasmia’s patented excipient, which can make insoluble molecules water soluble by forming nanoparticles, which are immediately dissolved in the bloodstream without using solvents. This results, amongst other things, in shorter infusion times and no need for premedication of patients, which are positive properties compared with previously existing drugs based on the same active ingredients.

In 2016, Oasmia completed a study to investigate the safety and tolerance of XR17 in healthy volunteers. The study confirms that the side effects of the excipient are mild and that safety is good.

OAS-19

OAS-19 is the first cancer drug to apply two active cytostatics in one infusion. It is the unique properties of XR17 that make this combination possible. This concept provides Oasmia with yet another dimension for drug development with multiple active substances in one micelle, where substances with different water solubility can also be combined. Previous pre-clinical studies have shown promising results.

KB9520

KB9520 is a substance acquired from Karo Pharma in November 2016. In pre-clinical studies, the substance has shown that it contributes to reduced side effects of treatment with cytostatics when intake of KB9520 and cytostatic treatment are combined. KB9520 has also demonstrated good efficacy for several types of cancer in pre-clinical models. In these disease models, treatment has shown a significant reduction in tumour size by stimulating apoptosis (programmed cell death) and inhibiting cell growth. The company is actively looking for a partner with whom Oasmia can drive the project forward.

Oasmia Pharmaceutical AB (publ) – Interim report May 2017 – January 2018

3 (18)

Orphan drug designation is granted for minor indications and entails market exclusivity for seven (EU) and ten (US) years for the indication, when market approval has been obtained.

ANIMAL HEALTH

Paccal Vet

Paccal Vet is a patented formulation of paclitaxel in combination with XR17 and is intended for use in dogs. In February 2014, Paccal Vet was granted conditional approval by the U.S. Food and Drug Administration, FDA, for treatment of mammary carcinoma and squamous cell carcinoma in dogs. Oasmia has been granted MUMS designation (see below) by the FDA for Paccal Vet in the treatment of mast cell tumours, mammary carcinoma and squamous cell carcinoma.

The company's main objective is to successfully expand product distribution and to reach out to a larger number of veterinary clinics. Paccal Vet has previously been available to a limited number of specialists in veterinary oncology. Oasmia expects that a change in therapy through changed dosage to reduce side effects and thereby increase quality of life for pets will make the product more attractive to veterinarians and pet owners. To achieve this objective, the company has withdrawn its conditional approval to allow the start of a new study that can confirm a new treatment regimen.

Doxophos Vet

Doxophos Vet is a patented formulation of doxorubicin in combination with XR17. Oasmia is developing Doxophos Vet for the treatment of lymphoma, which is one of the most common cancers in dogs. Doxophos Vet has been granted MUMS designation (see below) in the US for the indication lymphoma.

In February 2015, a phase II study was initiated whose primary endpoint is response rate in the treated dogs. All dogs enrolled in the study have been treated and the dogs enrolled in a follow-up study have been monitored until progression. This study will form the basis of the application for approval to the FDA. The results of the study are in the process of being compiled.

AdvaVet Inc.

Over the past few months Oasmia has been working to reorganize the veterinary assets as part of the American subsidiary. By focusing the work on the American market and at the same time bringing in external resources, we expect a better base in the time ahead for the company’s veterinary products Paccal Vet and Doxophos Vet.

Oasmia Pharmaceutical AB (publ) – Interim report May 2017 – January 2018

4 (18)

AdvaVet will receive a global licence for the products Doxophos Vet and Paccal Vet. Furthermore, new investors are expected to finance the commercial start-up when the company has been listed on the NASDAQ Capital Market in New York.

Recruitment to AdvaVet is well underway and we expect to have a complete organization in place in the coming months. Meanwhile, the work on the Stock Exchange listing is continuing in parallel with the development of the product candidates.

MUMS designation (minor use/minor species) is granted by the FDA either for a small area of use within a common species such as dogs, or for treatment of a less common species. The most interesting aspect of MUMS is the eligibility to apply for conditional market approval with seven years market exclusivity. Conditional market approval enables the manufacturer to make the product available before all necessary efficacy data have been obtained. However, safety data must prove that the product is safe.

THE COMPANY

The company has secured financing of MSEK 28 through convertible debt instruments

Oasmia has issued convertibles that mature in November 2018. The company will use the funds from the private placement of convertibles to replace parts of the already repaid promissory note loan that the company issued in June 2017.

Sales and marketing approval for Paclical in Kazakhstan

The company has received sales and marketing approval for Paclical in Kazakhstan. Paclical was approved for ovarian cancer. The product will be distributed by Oasmia’s collaboration partner Hetero Group.

Loan of MSEK 108 secured

Two lenders guarantee, provided that certain conditions are met, that they will replace the outstanding loan that Oasmia has from Nexttobe no later than May 2018. One condition for the new loan was that warrants were issued for these parties. This was done in February, see the section “Events after closing day” below.

EVENTS AFTER CLOSING DAY

All patients have completed treatment in Docecal’s two ongoing studies

All 228 patients in a phase I PK crossover study and a randomized registration study, comparing Docecal and Taxotere for the indication of metastatic breast cancer, have now completed treatment.

Warrants

Oasmia’s Board of Directors decided at the end of January to issue 34,838,709 warrants. These will be issued to the two lenders guaranteeing the loan of MSEK 108 that matures in May 2018, see above. The warrants run from February 21, 2018, which was the date of registration at the Swedish Companies Registration Office, until August 15, 2019. Each warrant entitles the holder to subscribe for one share during the period at an exercise price of SEK 3.10.

Oasmia Pharmaceutical AB (publ) – Interim report May 2017 – January 2018

5 (18)

FINANCIAL INFORMATION[1]

Consolidated income statement in brief

	2017/18	2016/17	2017/18	2016/17	2016/17
TSEK	Nov-Jan	Nov-Jan	May-Jan	May-Jan	May-Apr
Net sales	656	36	2,326	128	172
Change in inventories of products in progress and finished goods	(9)	1,906	(23)	908	(1,405)
Capitalized development costs	2,483	2,203	6,685	5,601	7,023
Other operating income	68	101	1,453	286	420
Operating expenses	(28,355)	(39,108)	(86,148)	(109,994)	(146,691)
Operating income (loss)	(25,158)	(34,861)	(75,707)	(103,070)	(140,481)
Net income (loss) for the period	(29,120)	(39,897)	(85,927)	(118,161)	(160,243)
Earnings (loss) per share, before and after dilution in SEK*	(0.16)	(0.33)	(0.53)	(1.05)	(1.39)
Comprehensive income (loss) for the period	(29,102)	(39,897)	(85,920)	(118,148)	(160,230)

* Recalculation of historical values has been made taking into account capitalization issue elements in the rights issue carried out in July 2017.

THIRD QUARTER

November 1, 2017 – January 31, 2018

Net sales

Net sales amounted to TSEK 656 compared to TSEK 36 in the third quarter the previous year. These consisted of invoiced deliveries of goods to our Russian distributor in the amount of TSEK 630 compared to TSEK 0 in the third quarter of the previous year and of sales of supplies to the tune of TSEK 26 compared to TSEK 36 in the third quarter the previous year.

Change in inventories of products in progress and finished goods

The change in inventories of products in progress and finished goods amounted to TSEK (9) during the quarter compared to TSEK 1,906 in the corresponding quarter the previous year. The outcome the previous year derived primarily from the building up of inventories of semi-finished products.

Capitalized development costs

Capitalized development costs, which refer to phase III clinical trials for the product candidates Paclical and Paccal Vet, amounted to TSEK 2,483 compared to TSEK 2,203 in the third quarter the previous year. Most of the capitalization comprised Paclical both this year and the previous year.

Operating expenses

Operating expenses, including depreciation, amortization and impairments, were lower than for the corresponding quarter the previous year and amounted to TSEK 28,355 compared to TSEK 39,108 in the third quarter the previous year. The decrease is mainly attributable to lower other external costs, which in turn are primarily due to lower costs for clinical studies. Employee benefit expenses have also decreased, primarily due to the company’s rationalization programme.

The number of employees at the end of the quarter was 58 compared to 77 at the end of the third quarter the previous year. The decrease in the number of employees is primarily due to the company’s rationalization programme.

Net loss for the quarter

The net loss after tax was TSEK 29,120 compared to TSEK 39,897 in the third quarter the previous year. The improvement in the net loss was primarily attributable to lower other external costs and to lower employee benefit expenses. Furthermore, net financial items for the quarter involved an improvement, TSEK (3,962) compared to TSEK (5,036) in the third quarter the previous year, which is attributable to the on average lower interest-bearing liabilities this year.

The Group’s business activities were not affected by seasonal variation or cyclical effects.

1 Figures within parentheses represent negative amounts.

Oasmia Pharmaceutical AB (publ) – Interim report May 2017 – January 2018

6 (18)

THE PERIOD

May 1, 2017 – January 31, 2018

Net sales

Net sales amounted to TSEK 2,326 compared to TSEK 128 in the corresponding period the previous year. These consisted of invoiced distribution rights of TSEK 1,595 in connection with the signing of an agreement with the Russian distributor compared to TSEK 0 in the corresponding period the previous year and of invoiced deliveries of goods to the tune of TSEK 630 compared to TSEK 0 in the corresponding period the previous year. Sales of supplies comprised TSEK 102 compared to TSEK 128 in the corresponding period the previous year.

Change in inventories of products in progress and finished goods

The change in inventories of products in progress and finished goods amounted to TSEK (23) during the period compared to TSEK 908 in the corresponding period the previous year. The outcome the previous year derived primarily from the building up of inventories of semi-finished products.

Capitalized development costs

Capitalized development costs, which refer to phase III clinical trials for the product candidates Paclical and Paccal Vet, amounted to TSEK 6,685 compared to TSEK 5,601 in the corresponding period the previous year. Most of the capitalization comprised Paclical both this year and the previous year.

Other operating income

Other operating income amounted to TSEK 1,453, compared to TSEK 286 in the corresponding period the previous year. Oasmia has been involved in an ongoing legal dispute for a number of years with a supplier concerning delivery of defective production equipment. An account of this was given in the 2016/2017 Annual Report. This dispute was settled in November 2017 by means of conciliation whereby Oasmia was awarded compensation of TSEK 1,300, which has been recorded as other operating income.

Operating expenses

Operating expenses, including depreciation, amortization and impairments, were lower than for the corresponding period the previous year and amounted to TSEK 86,148 compared to TSEK 109,994 in the corresponding period the previous year. The decrease is mainly attributable to lower other external costs, which in turn are primarily due to lower costs for clinical studies and lower exchange rate losses regarding accounts payable in foreign currency. Employee benefit expenses have also decreased, primarily due to the company’s rationalization programme.

The number of employees at the end of the period was 58 compared to 77 at the end of the corresponding period the previous year. The decrease in the number of employees is primarily due to the company’s rationalization programme.

Net loss for the period

The net loss after tax was TSEK 85,927 compared to TSEK 118,161 in the corresponding period the previous year. The improvement in the net loss was primarily attributable to lower other external costs and to lower employee benefit expenses. Furthermore, net financial items for the period involved an improvement, TSEK (10,220) compared to TSEK (15,091) in the corresponding period the previous year, which is attributable to the on average lower interest-bearing liabilities this year.

The Group’s business activities were not affected by seasonal variation or cyclical effects.

Cash flow and capital expenditure

The cash outflow from operating activities was TSEK 94,350 compared to TSEK 103,838 in the corresponding period the previous year. The difference compared to the same period last year is explained primarily by considerably lower operating expenses, which was counteracted to a certain extent, however, by higher interest payments and the negative development of working capital.

Oasmia Pharmaceutical AB (publ) – Interim report May 2017 – January 2018

7 (18)

The cash outflow from investing activities was TSEK 18,645 compared to an inflow of TSEK 13,660 in the corresponding period the previous year. During the same period the previous year short-term investments of TSEK 20,000 were divested, and therefore there was a cash inflow from investments then. These short-term investments were frozen as security for a bank loan that was repaid when the investments were divested. Capital expenditure during the period comprised investments in intangible assets of TSEK 18,441 compared to TSEK 5,844 in the corresponding period the previous year and consisted of capitalized development costs of TSEK 6,685 compared to TSEK 5,601 in the corresponding period the previous year and of patents of TSEK 11,756 compared to TSEK 243 in the corresponding period the previous year. The majority, TSEK 10,550, of this year’s investments in patents comprise acquisitions of new patent rights which extend protection of XR17 by a further 8 years up until 2036. Investments in property plant and equipment were TSEK 204 compared to TSEK 496 in the corresponding period the previous year.

Cash inflow from financing activities amounted to TSEK 132,656 compared to TSEK 87,212 in the corresponding period the previous year. A new share issue generated a gross amount of TSEK 159,282 for the company while the outflow for issue expenses amounted to TSEK 11,356. Convertible debt instruments of TSEK 42,000 matured during the period and were replaced at maturity by non-negotiable promissory notes. Of this debt, TSEK 39,000 has been repaid while new loans totalling TSEK 3,000 have been taken, see below.

In November 2017 convertible debt instruments of TSEK 28,000 were issued, of which TSEK 21,000 had been paid to the company up until January 31, 2018. Issue expenses of TSEK 470 had been paid by the company at this date.

Financing

Oasmia has a loan of TSEK 102,419 from Nexttobe AB, which up until October 31, 2016 was Oasmia’s second largest shareholder. This loan carries interest of 8.5 percent and matures on May 30, 2018. During the quarter a binding promise of credit was received to cover repayment of this loan.

In April 2017, 26 convertible debt instruments were issued at a price of SEK 1,000,000 each, in total TSEK 26,000. These convertible debt instruments mature on April 18, 2018, unless there is prior conversion, and carry interest of 8.5 percent. These convertibles can be converted at a price of SEK 8.00 per share. Full conversion would entail the issue of 3,250,000 new shares.

Relative to a bond loan, convertible debt instruments provide both the right to receive interest and the opportunity to receive a certain number of shares instead of repayment of the loan. This additional benefit means that the interest rate of the convertible debt instruments is lower than the market interest rate for an equivalent bond loan. The fair value of the benefit Oasmia receives due to the lower interest rate is recorded, after a deduction for issue expenses, directly against equity. The debt component of the convertibles, i.e. excluding the equity component indicated above, is recorded after a deduction for issue expenses at its fair value as a liability in the balance sheet the first time it is recorded. The interest expense is calculated thereafter according to the effective interest method and is charged to the income statement.

In June 2017 convertible debt instruments of TSEK 42,000 matured, and upon maturity were replaced by non-negotiable promissory notes. Of these promissory notes, TSEK 39,000 was repaid during the period and new promissory notes of TSEK 3,000 were issued. At January 31, there were thus non-negotiable promissory notes of TSEK 6,000 in total carrying 8.5 percent interest and maturing on June 30, 2018.

In order to replace these repaid promissory notes, new convertible debt instruments of TSEK 28,000 were issued in November 2017. These instruments consist of 28 convertibles of TSEK 1,000 each. The instruments carry 8.0 percent interest and mature on November 30, 2018 unless there is prior conversion. These convertibles can be converted at a price of SEK 3.10 per share. In the event of full conversion, 9,032,258 new shares would be issued. TSEK 21,000 had been received for these instruments at January 31.

In July 2017 a rights issue was carried out, whereby 50,308,206 shares were issued at a price of SEK 3.25 per share, which generated new equity of TSEK 163,503, minus issue expenses. Of this new equity TSEK 159,282 led to a cash inflow, see “Cash flow and capital expenditure” above. Issue expenses of TSEK 15,795 arose in connection with the new share issue. Of these issue expenses TSEK 11,356 led to a cash outflow, see “Cash flow and capital expenditure” above.

Oasmia Pharmaceutical AB (publ) – Interim report May 2017 – January 2018

8 (18)

During the period 5,543,182 warrants were issued to the Board and senior management for between SEK 0.17 and SEK 0.22 per warrant, depending on the market value at the time of each individual issue. This has generated increased equity of TSEK 1,171 for Oasmia.

Outstanding warrants

As of January 31, 2018, the number of outstanding instruments was as follows:

	Number of warrants and convertibles	Maximum number of shares
Warrants which can be converted to three shares	1,280,750	3,842,250
Warrants which can be converted to one share, Board and management	5,543,182	5,543,182
Warrants which can be converted to one share, others	140,352	140,352
Convertibles	54	12,282,258
Maximum number of shares		21,808,042

These instruments do not entail any dilution effect as of January 31, 2018, but may do so in the future.

Financial position

The consolidated cash and cash equivalents at the end of the quarter totalled TSEK 47,655 compared to TSEK 23,255 at the end of the third quarter the previous year. Interest-bearing liabilities were TSEK 161,274 and consist of a loan from Nexttobe, convertible debt instruments and non-negotiable promissory notes. The corresponding amount the previous year was TSEK 164,853 and consisted of a loan from Nexttobe and convertible debt instruments.

Unutilized bank credit facilities at the end of the quarter amounted to TSEK 5,000 with a bank compared to TSEK 5,000 at the end of the third quarter the previous year and TSEK 40,000 with one of the principal owners Alceco International S.A. compared to TSEK 40,000 at the end of the third quarter the previous year.

At the end of the quarter equity amounted to TSEK 363,830 compared to TSEK 303,232 at the end of the third quarter the previous year, the equity/assets ratio was 65% compared to 58% at the end of the third quarter the previous year and the net debt/equity ratio was 31% compared to 47% at the end of the third quarter the previous year.

Future financing

Oasmia has two products approved, but this does not allow the company’s business operations to generate sufficient cash flow. Work is therefore continuously conducted on finding other financing alternatives. This work includes the company engaging in discussions with potential collaboration partners about the licensing of distribution and sales rights, negotiations with new and existing investors, financiers and lenders, and the company securing resources so that future forecast revenue flows materialize in regions where the company’s products are registered.

The Group’s available cash and cash equivalents and unutilized credit facilities at January 31, 2018 do not provide the liquidity necessary to run the planned business operations in the coming 12 months. In the light of the ongoing work on possible financing alternatives and the recent development of the company, it is the Board’s assessment that the outlook is good for financing the company’s business operations during the coming year. If sufficient financing is not obtained, there is a risk that it may not be possible to continue operations.

Oasmia Pharmaceutical AB (publ) – Interim report May 2017 – January 2018

9 (18)

Key ratios and other information

	2017/18	2016/17	2017/18	2016/17	2016/17
	Nov-Jan	Nov-Jan	May-Jan	May-Jan	May-Apr
Number of shares at the end of the period, before and after dilution, in thousands*	176,406	121,420	176,406	121,420	128,620
Weighted average number of shares, before and after dilution, in thousands*	176,406	120,622	162,904	113,110	115,254
Earnings (loss) per share, before and after dilution, SEK*	(0.16)	(0.33)	(0.53)	(1.05)	(1.39)
Equity per share, SEK*	2.06	2.50	2.06	2.50	2.33
Equity/assets ratio, %	65	58	65	58	58
Net liability, TSEK	113,618	141,597	113,618	141,597	140,724
Net debt/equity ratio, %	31	47	31	47	47
Return on total assets, %	neg	neg	neg	neg	neg
Return on equity, %	neg	neg	neg	neg	neg
Number of employees at the end of the period	58	77	58	77	66

* Recalculation of historical values has been made taking into account capitalization issue elements in the rights issue carried out in July 2017.

Definitions

Earnings per share: Income for the period attributable to Parent Company shareholders divided by the weighted average number of shares, before and after dilution, in the period.

Equity per share: Equity attributable to Parent Company shareholders as a ratio of the number of shares at the end of the period.

Equity/assets ratio: Equity as a ratio of total assets.

Net debt: Total borrowings (comprising the balance sheet items liabilities to credit institutions, convertible debt instruments and other borrowings) with deduction of cash, cash equivalents and short-term investments.

Net debt/equity ratio: Net debt as a ratio of equity.

Return on total assets: Income before interest expenses as a percentage of the average balance sheet total.

Return on equity: Income before taxes as a ratio of average equity.

The key ratios found above are generic key ratios often used in analyses and comparisons between different companies. They are therefore given to enable the reader to rapidly and summarily evaluate Oasmia’s financial situation and possibly compare with other companies.

Oasmia Pharmaceutical AB (publ) – Interim report May 2017 – January 2018

10 (18)

Financial Statements (Unaudited)

Consolidated income statement

		2017/18	2016/17	2017/18	2016/17	2016/17
TSEK	Note	Nov-Jan	Nov-Jan	May-Jan	May-Jan	May-Apr
Net sales		656	36	2,326	128	172
Change in inventories of products in progress and finished goods		(9)	1,906	(23)	908	(1,405)
Capitalized development costs		2,483	2,203	6,685	5,601	7,023
Other operating income		68	101	1,453	286	420
Raw materials, consumables and goods for resale		(1,127)	(683)	(2,247)	(1,503)	(2,984)
Other external expenses		(13,879)	(20,714)	(44,581)	(60,622)	(79,904)
Employee benefit expenses		(12,077)	(16,357)	(35,811)	(44,459)	(59,295)
Depreciation, amortization and impairment		(1,272)	(1,135)	(3,509)	(3,410)	(4,508)
Other operating expenses		-	(219)	-	-	-
Operating income (loss)		(25,158)	(34,861)	(75,707)	(103,070)	(140,481)

Financial income		23	43	56	82	85
Financial expenses		(3,985)	(5,079)	(10,276)	(15,173)	(19,847)
Financial income and expenses, net		(3,962)	(5,036)	(10,220)	(15,091)	(19,762)

Income (loss) before taxes		(29,120)	(39,897)	(85,927)	(118,161)	(160,243)

Taxes	2	-	-	-	-	-
Income (loss) for the period		(29,120)	(39,897)	(85,927)	(118,161)	(160,243)

Income (loss) for the period attributable to:
Parent Company shareholders		(29,084)	(39,897)	(85,888)	(118,161)	(160,243)
Non-controlling interests		(36)	-	(39)	-	-

Earnings (loss) per share, before and after dilution, SEK *		(0.16)	(0.33)	(0.53)	(1.05)	(1.39)

Consolidated statement of comprehensive income

		2017/18	2016/17	2017/18	2016/17	2016/17
TSEK	Note	Nov-Jan	Nov-Jan	May-Jan	May-Jan	May-Apr
Income (loss) for the period		(29,120)	(39,897)	(85,927)	(118,161)	(160,243)
Other comprehensive income (loss)
Items that may be subsequently reclassified to the income statement:
Translation differences		18	0	7	13	13
Total other comprehensive income (loss)		18	0	7	13	13
Comprehensive income (loss) for the period		(29,102)	(39,897)	(85,920)	(118,148)	(160,230)

Comprehensive income (loss) attributable to:
Parent Company shareholders		(29,067)	(39,897)	(85,881)	(118,148)	(160,230)
Non-controlling interests		(36)	-	(39)	-

Comprehensive earnings (loss) per share, before and after dilution, SEK *		(0.16)	(0.33)	(0.53)	(1.05)	(1.39)

* Recalculation of historical values has been made taking into account capitalization issue elements in the rights issue carried out in July 2017.

Oasmia Pharmaceutical AB (publ) – Interim report May 2017 – January 2018

11 (18)

Consolidated statement of financial position

TSEK	Note	Jan 31, 2018	Jan 31, 2017	Apr 30, 2017
ASSETS
Non-current assets
Property, plant and equipment		16,133	19,147	18,368
Capitalized development costs	3	423,607	415,501	416,922
Other intangible assets		46,858	36,290	36,171
Financial non-current assets		2	2	2
Total non-current assets		486,600	470,940	471,465

Current assets
Inventories	4	11,870	17,283	13,685
Accounts receivable		1,413	5,029	35
Other current receivables		8,430	1,772	1,390
Prepaid expenses and accrued income		6,911	3,608	7,008
Cash and cash equivalents		47,655	23,255	28,001
Total current assets		76,280	50,947	50,119

TOTAL ASSETS		562,880	521,887	521,583

EQUITY
Capital and reserves attributable to Parent Company shareholders
Share capital		17,641	11,904	11,904
Non-registered share capital		-	-	706
Other capital provided		1,218,968	1,036,105	1,074,619
Reserves		-	(6)	(6)
Retained earnings including income (loss) for the period		(872,741)	(744,771)	(786,853)
Equity attributable to Parent Company shareholders		363,868	303,232	300,371
Equity attributable to non-controlling interests		(38)	-	-
Total equity		363,830	303,232	300,371

LIABILITIES
Current liabilities
Convertible debt instruments		52,855	62,434	66,307
Other short-term borrowings	6	108,419	102,419	102,419
Accounts payable		10,374	20,411	20,837
Other current liabilities		3,845	2,496	5,356
Accrued expenses and deferred income		23,557	30,895	26,294
Total current liabilities		199,049	218,655	221,212

Total liabilities		199,049	218,655	221,212

TOTAL EQUITY AND LIABILITIES		562,880	521,887	521,583

Any contingent liabilities and pledged assets are reported in note 6

Oasmia Pharmaceutical AB (publ) – Interim report May 2017 – January 2018

12 (18)

Consolidated statement of changes in equity

	Attributable to Parent Company shareholders
TSEK	Share capital	Non-registered share capital	Other capital provided	Reserves	Retained earnings incl. income (loss) for the period	Total equity attributable to Parent Company shareholders	Non-controlling interests	Total equity
Opening balance as of May 1, 2016	10,721	0	941,961	(19)	(626,610)	326,053	-	326,053
Income (loss) for the period	-	-	-	-	(118,161)	(118,161)	-	(118,161)
Other comprehensive income (loss)	-	-	-	13	-	13	-	13
Comprehensive income (loss) for the period	0	0	0	13	(118,161)	(118,148)	0	(118,148)
Warrants	-	-	3,330	-	-	3,330		3,330
Equity component in issue of convertible debt instruments	-	-	442	-	-	442	-	442
New share issues	1,183	-	93,817	-	-	95,000	-	95,000
Issue expenses	-	-	(3,445)	-	-	(3,445)	-	(3,445)
Closing balance as of January 31, 2017	11,904	0	1,036,105	(6)	(744,771)	303,232	0	303,232

Opening balance as of May 1, 2016	10,721	0	941,961	(19)	(626,610)	326,053	-	326,053
Income (loss) for the year	-	-	-	-	(160,243)	(160,243)	-	(160,243)
Other comprehensive income (loss)	-	-	-	13	-	13	-	13
Comprehensive income (loss) for the year	0	0	0	13	(160,243)	(160,230)	0	(160,230)
Warrants	-	-	-	-	-	-		0
Equity component in issue of convertible debt instruments	-	-	1,152	-	-	1,152	-	1,152
New share issues	1,183	706	135,111	-	-	137,000	-	137,000
Issue expenses	-	-	(3,605)	-	-	(3,605)	-	(3,605)
Closing balance as of April 30, 2017	11,904	706	1,074,619	(6)	(786,853)	300,371	0	300,371

Opening balance as of May 1, 2017	11,904	706	1,074,619	(6)	(786,853)	300,371		300,371
Income (loss) for the period	-	-	-	-	(85,888)	(85,888)	(39)	(85,927)
Other comprehensive income (loss)	-	-	-	6	-	6	1	7
Comprehensive income (loss) for the period	0	0	0	6	(85,888)	(85,882)	(38)	(85,920)
Warrants	-	-	1,171	-	-	1,171	-	1,171
Equity component in issue of convertible debt instruments	-	-	509	-	-	509	-	509
New share issues	5,737	(706)	158,472	-	-	163,503	-	163,503
Issue expenses	-		(15,803)	-	-	(15,803)	-	(15,803)
Closing balance as of January 31, 2018	17,641	0	1,218,968	0	(872,741)	363,868	(38)	363,830

Oasmia Pharmaceutical AB (publ) – Interim report May 2017 – January 2018

13 (18)

Consolidated cash flow statement

		2017/18	2016/17	2017/18	2016/17	2016/17
TSEK	Note	Nov-Jan	Nov-Jan	May-Jan	May-Jan	May-Apr
Operating activities
Operating income (loss) before financial items		(25,158)	(34,861)	(75,707)	(103,070)	(140,481)
Adjustments for non-cash items		1,272	1,135	3,509	3,410	15,310
Interest received		23	43	56	88	92
Interest paid		(304)	(59)	(7,799)	(314)	(2,515)
Cash flow from operating activities before working capital changes		(24,167)	(33,742)	(79,940)	(99,886)	(127,595)

Change in working capital
Change in inventories		1,026	(1,339)	1,815	(646)	(2,783)
Change in accounts receivable		288	234	(1,378)	(125)	(198)
Change in other current receivables		2,526	(235)	57	(566)	(3,584)
Change in accounts payable		(4,965)	(11,464)	(10,453)	(6,825)	(6,616)
Change in other current liabilities		1,988	2,501	(4,450)	4,210	7,764
Cash flow from operating activities		(23,304)	(44,044)	(94,350)	(103,838)	(133,011)

Investing activities
Investments in intangible assets		(13,783)	(2,340)	(18,441)	(5,844)	(7,445)
Investments in property, plant and equipment		(74)	(157)	(204)	(496)	(516)
Disposal of short-term investments		-	-	-	20,000	20,000
Cash flow from investing activities		(13,857)	(2,497)	(18,645)	13,660	12,038

Financing activities
Reduction of liabilities to credit institutions		-	-	-	(20,000)	(20,000)
Borrowings		-	-	3,000	-	-
Repayments of loans		(4,500)	-	(39,000)	-	-
Convertible debt instruments		21,000	-	21,000	42,000	84,000
Repayment of convertible debt instruments		-	-	-	-	(2,000)
Warrants		-	3,330	199	3,330	-
New share issues		-	37,900	159,282	70,000	70,000
Issue expenses		(469)	(3,445)	(11,826)	(8,118)	(9,245)
Cash flow from financing activities		16,031	37,785	132,656	87,212	122,755

Cash flow for the period		(21,130)	(8,756)	19,660	(2,966)	1,782
Exchange rate differences in cash & cash equivalents		(6)	0	(6)	13	10
Cash and cash equivalents at beginning of the period		68,792	32,012	28,001	26,208	26,208
Cash and cash equivalents at end of the period		47,655	23,255	47,655	23,255	28,001

Oasmia Pharmaceutical AB (publ) – Interim report May 2017 – January 2018

14 (18)

Notes to Unaudited Financial Statements

Note 1 Accounting policies etc

This report is presented in accordance with IAS 34, Interim Financial Reporting and the Swedish Securities Market Act. The consolidated accounts are presented in accordance with the International Financial Reporting Standards (IFRS) and interpretations by the International Financial Reporting Interpretations Committee (IFRIC), RFR 1, Supplementary Accounting Rules for Groups and the Swedish Annual Accounts Act. The accounting policies and calculation methods for the Group are unchanged compared to those described in the Annual Report for the financial year May 1, 2016 – April 30, 2017.

New or revised IFRS standards or interpretations by IFRIC that have become effective since May 1, 2017 have not had any effect on Oasmia’s financial reports. Similar to what was the case at the end of the previous financial year, financial instruments’ carrying amounts are the same as fair values with the exception of the loan from Nexttobe and the convertible debt instruments. The fair values of these amount to TSEK 104,747 and TSEK 55,549, respectively. The Group currently has only one operating segment and therefore does not disclose any segment information.

The following new IFRS are expected to impact Oasmia’s financial reporting in future financial years:

IFRS 9 Financial instruments: This standard comes into effect on January 1, 2018, which means that it will be applied by Oasmia as from the 2018/2019 financial year. It is not assessed that the introduction of this standard will have any significant impact on Oasmia’s financial reports.

IFRS 15 Revenue from Contracts with Customers: IFRS 15 also comes into effect on January 1, 2018, and will thus also be applied by Oasmia as from the 2018/2019 financial year. What will primarily impact Oasmia is that IFRS 15 requires considerably more disclosures than the current standard for the reporting of revenue. The extent of the impact is still difficult to assess, however, as it depends very much on how Oasmia’s revenue situation develops up until when IFRS 15 comes into effect.

IFRS 16 Leasing: This standard comes into effect on January 1, 2019, which means that it will be applied by Oasmia as from the 2019/2020 financial year.

IFRS 16 requires the lessee to report, at the beginning of the leasing agreement, the right to use the leased assets in the balance sheet and at the same time a lease liability is to be reported. The assets will be amortized during the time they are used and leasing rates will be reported both as the payment of instalments on the leasing liability and as an interest expense in the income statement.

There will be two exceptions, however. Leased assets of low value and short-term leasing (for a period of no more than twelve months) will be exempt from the obligation to capitalize the right of use and to enter the expected leasing payments as a liability.

The introduction of IFRS 16 is expected to primarily impact Oasmia’s financial reporting through the fact that the rent paid for the premises, which is now entered as an expense on a straight line basis, will be accounted for as above.

Note 2 Taxes

The Group has accumulated losses carried forward, related to previous financial years and this period, amounting to TSEK 977,680 compared to TSEK 845,541 at the end of the third quarter the previous year. There are currently no sufficiently convincing reasons to assume that tax losses carried forward can be utilized against future profits and therefore no deferred tax asset has been considered in the balance sheet.

Note 3 Capitalized development costs

Oasmia capitalizes development costs consisting of the company’s investments in clinical phase III trials for the product candidates Paclical and Paccal Vet. The accumulated assets per product candidate are disclosed below.

TSEK	31 Jan, 2018	31 Jan, 2017	30 Apr, 2017
Paclical	314,206	306,299	307,647
Paccal Vet	109,401	109,202	109,275
Total	423,607	415,501	416,922

Oasmia Pharmaceutical AB (publ) – Interim report May 2017 – January 2018

15 (18)

Note 4 Inventories

TSEK	31 Jan, 2018	31 Jan, 2017	30 Apr, 2017
Acquisition value

Raw materials and consumables	3,789	6,866	5,581
Products in progress	8,081	6,243	8,104
Finished products	-	4,174	-
Total	11,870	17,283	13,685

Goods have been expensed or written down as follows:

	2017/18	2016/17	2016/17
TSEK	May-Jan	May-Jan	May-Apr
Goods expensed	-	-	-
Goods written down	-	1,172	5,736

Note 5 Transactions with related parties

At January 31, 2018, Oasmia had a credit facility of TSEK 40,000, compared to TSEK 40,000 at the end of the third quarter the previous year, provided by one of the company’s largest shareholders, Alceco International S.A. The interest rate on utilized credit is 5 percent. As of January 31, 2018, it was completely unutilized, which was also the case as of January 31, 2017.

Ardenia Investment Ltd, which is equally controlled by Oasmia’s founders Bo Cederstrand and Julian Aleksov, is registered as the applicant for and the holder of the underlying patents for Oasmia’s business. Pursuant to an agreement between Ardenia and Oasmia, the rights to these patents have been transferred to Oasmia. Ardenia re-charged Oasmia for administrative expenses for these patents during the period. The amount invoiced was TSEK 1,524 compared to TSEK 309 in the corresponding period the previous year. New patent rights extending protection of XR17 by a further 8 years until 2036 were acquired during the period for TSEK 10,550.

During the period a shareholders’ contribution was provided to the wholly owned subsidiary Oasmia Incentive AB (formerly Oasmia Animal Health AB). This comprised 5,543,182 warrants with a total carrying amount of TSEK 1,171. These warrants have been sold by Oasmia Incentive AB to Oasmia Pharmaceutical AB’s Board and management in accordance with the resolution adopted at an Extraordinary General Meeting on July 2, 2017 regarding the issue of warrants.

No other material transactions with related parties occurred during the period beyond remuneration provided to members of the Board and employees.

Note 6 Contingent liabilities and pledged assets

The Parent Company has issued a floating charge of TSEK 8,000 to a bank as security for an overdraft facility of TSEK 5,000, and as the limit for a foreign currency derivative of TSEK 3,000.

During the financial year 2016/17 warrants were issued in programmes for the Board and management. As these were invalid, however, an Extraordinary General Meeting on June 2, 2017 adopted a resolution whereby these programmes were cancelled. A possible consequence of the programmes being invalid and cancelled could be that the company’s income statement is negatively impacted. However, it is difficult to estimate or determine the sum total of this eventuality. This disclosure is therefore made without specifying any impact on the income statement.

The Parent Company has given a guarantee to a former employee regarding any costs stemming from employment at Oasmia that might later affect the employee.

Oasmia has inadvertently failed to fulfil one of the listing rules of the Frankfurt Stock Exchange. This was noted by the Frankfurt Stock Exchange during the period and they thus temporarily suspended trading of the share. In theory, this could lead to the company being fined a maximum amount of EUR 250,000. However, the company’s legal advisor has assessed that this is unlikely.

A claim has been filed against Oasmia by one of its suppliers which the company has contested in its entirety. It is difficult to evaluate a likely outcome or cost as a result of the claim. The best assessment of the Board and management is that the company might be impacted by a cost amounting to approximately MSEK 10 in the event of a negative outcome of a potential legal dispute.

Note 7 Risk factors

The Group is subjected to a number of different risks through its business. By creating awareness of the risks involved in the business these risks can be limited, controlled and managed at the same time as business opportunities can be utilized to increase earnings. The risks to Oasmia’s business activities are described in the Annual Report for the financial year May 1, 2016 – April 30, 2017. No further risks have occurred during the period.

Oasmia Pharmaceutical AB (publ) – Interim report May 2017 – January 2018

16 (18)

Note 8 Future financing

Oasmia has two products approved, but this does not allow the company’s business operations to generate sufficient cash flow. Work is therefore continuously conducted on finding other financing alternatives. This work includes the company engaging in discussions with potential collaboration partners about the licensing of distribution and sales rights, negotiations with new and existing investors, financiers and lenders, and the company securing resources so that future forecast revenue flows materialize in regions where the company’s products are registered.

The Group’s available cash and cash equivalents and unutilized credit facilities at January 31, 2018 do not provide the liquidity necessary to run the planned business operations in the coming 12 months. In the light of the ongoing work on possible financing alternatives and the recent development of the company, it is the Board’s assessment that the outlook is good for financing the company’s business operations during the coming year. If sufficient financing is not obtained, there is a risk that it may not be possible to continue operations.

Oasmia Pharmaceutical AB (publ) – Interim report May 2017 – January 2018

17 (18)

The Board of Directors and the CEO of Oasmia Pharmaceutical AB certify that this interim report gives a fair view of the Group’s activities, position and results and describes essential risks and uncertainty factors that the Group face.

Uppsala, March 2, 2018

Julian Aleksov, Executive Chairman	Bo Cederstrand, Member of the Board
Alexander Kotsinas, Member of the Board	Lars Bergkvist, Member of the Board
Per Langö, Member of the Board	Mikael Asp, CEO

This information is information that Oasmia Pharmaceutical AB (publ) is obliged to make public pursuant to the EU Market Abuse Regulation and the Swedish Securities Market Act. The information was submitted for publication, through the agency of the contact person set out below, at 08:15 CET on March 2, 2018.

COMPANY INFORMATION

Oasmia Pharmaceutical AB (publ)

Corp. reg. no. 556332-6676

Domicile: Stockholm

Address and telephone number of the main office

Vallongatan 1, 752 28 UPPSALA, SWEDEN

Phone: +46 18-50 54 40, www.oasmia.com, E-mail: info@oasmia.com

Questions concerning this report should be addressed to:

Mikael Asp, CEO, Phone: +46 18-50 54 40, E-mail: mikael.asp@oasmia.com

FUTURE REPORT DATES

Year-end report May 2017 – April 2018	June 8, 2018
Annual Report May 2017 – April 2018	Aug 24, 2018
Interim report May – July 2018	August 31, 2018
Interim report May – October 2018	November 30, 2018

Oasmia Pharmaceutical AB (publ) – Interim report May 2017 – January 2018

18 (18)

Key figures in USD (additional information)

Solely for the convenience of the reader, some key figures have been translated into USD as additional information for shareholders in the U.S. It is not the official report in the functional currency of Oasmia, which is SEK. Swedish krona has been translated into U.S. dollars at the closing rate as per January 31, 2018 which was 7.8736 SEK per one USD (source: Federal Reserve Bank of New York). This rate has been used for conversion of currency for all figures including those from previous periods.

	2017/18	2016/17	2016/17
$ thousand if nothing else is stated	May - Jan	May - Jan	May-Apr

Key ratios and other information
Number of shares at the end of the period, before and after dilution, in thousands	176,406	121,420	128,620
Weighted average number of shares, before and after dilution, in thousands	162,904	113,110	115,254
Earnings (loss) per share, before and after dilution, in $	(0.07)	(0.13)	(0.18)
Equity per share, $	0.26	0.32	0.30
Equity/Assets ratio, %	65	58	58
Net debt	14,430	17,984	17,873
Net debt/Equity ratio, %	31	47	47
Number of employees at the end of the period	58	77	66

Consolidated income statement in brief
Net sales	295	16	22
Capitalized development cost	849	711	892
Operating income (loss)	(9,615)	(13,091)	(17,842)
Financial income and expenses - net	(1,298)	(1,917)	(2,510)
Income (loss) before taxes	(10,913)	(15,007)	(20,352)
Income (loss) for the period	(10,913)	(15,007)	(20,352)
Comprehensive income (loss) for the period	(10,912)	(15,006)	(20,350)

Consolidated statement of financial position in brief
Total non-current assets	61,801	59,813	59,879
Total current assets	9,688	6,471	6,366
Total assets	71,490	66,283	66,245
Total equity	46,209	38,512	38,149
Total current liabilities	25,281	27,771	28,095
Total liabilities	25,281	27,771	28,095
Total equity and liabilities	71,490	66,283	66,245

Consolidated cash flow statement in brief
Operating income (loss) before financial items	(9,615)	(13,091)	(17,842)
Cash flow from operating activities before changes in working capital	(10,153)	(12,686)	(16,205)
Cash flow from operating activities	(11,983)	(13,188)	(16,893)
Cash flow from investing activities	(2,368)	1,735	1,529
Cash flow from financing activities	16,848	11,077	15,591
Cash flow for the period	2,497	(377)	226
Cash and cash equivalents at end of the period	6,053	2,954	3,556